Modified

                                  FORM U-13-60


                                  ANNUAL REPORT

                                  For the Period

                 Beginning January 1, 1998 and Ending December 31, 1998


                                      To The

                        U.S. Securities and Exchange Commission

                                        of

                                      HEC Inc.

                             A Subsidiary Service Company

                         Date of Incorporation:  June 19, 1990

                            State under which Incorporated:

                           The Commonwealth of Massachusetts

               Location of Principal Executive Offices of Reporting Company

                                 24 Prime Parkway
                                 Natick, MA  01760

                   Report filed pursuant to Order dated July 27, 1990
                               in file number 70-7698

        Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                             Linda A. Jensen, Treasurer
                                      HEC Inc.
                                 24 Prime Parkway
                                 Natick, MA  01760

                 Name of Principal Holding Company Under Which Reporting
                                Company is Organized:

                                 Northeast Utilities





                     INSTRUCTIONS FOR THE USE OF MODIFIED FORM U-13-60



        1. Number of Copies - Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

        2. Definitions - Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

        3. Organization Chart - The company shall submit with each annual report a copy of its current organization chart.





                     LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS



                                               Schedule or        Page
Description of Schedules and Accounts           Acct. No.          No.

  Description of system of accounting             3

COMPARATIVE BALANCE SHEET                      Schedule I          4-5

  Company property                             Schedule II          6

  Accumulated provision for depreciation and
  amortization of company property             Schedule III         7

  Accounts receivable and accounts
  receivable from associate companies          Schedule V           8

  Miscellaneous deferred debits                Schedule IX          9

  Proprietary capital                          Schedule XI         10

  Long-term Debt                               Schedule XII        11

  Current and accrued liabilities              Schedule XIII       12

  Notes to financial statements                Schedule XIV       13-14

COMPARATIVE INCOME STATEMENT                   Schedule XV         15

  Analysis of billing - non-associate
  companies                                    Account 458         16

  Departmental analysis of salaries            Account 920         17

  Outside services employed                    Account 923        18-19

  Miscellaneous general expenses               Account 930.2       20

  Rents                                        Account 931         21

  Taxes other than income taxes                Account 408         22

  Notes to statement of income                 Schedule XVIII      23
    (included above)

ORGANIZATION CHART                                                 24





Annual Report of:  HEC Inc.
for the Twelve Months Ended December 31, 1998


Description of the system of accounting employed by HEC Inc.:

HEC Inc. maintains its accounting books and records on a computer network using a general ledger software package developed by BST Consultants. The chart of accounts is a standard set developed for architectural and engineering firms. Revenues and expenses are recorded on an accrual basis. A more detailed description of HEC's accounting policies can be found in the Notes to the Financial Statements.








ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES

SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31, 1998 and 1997
-------------------------------------------------------------    ------------ ------------
ACCOUNT      ASSETS AND OTHER DEBITS                             AS OF DECEMBER 31
-------------------------------------------------------------    ------------ ------------
                                                                     1998         1997
       COMPANY PROPERTY
101    Company property (Schedule II)                           $  4,291,941 $  4,148,484
107    Construction work in progress (Schedule II)                      0            0
                                                                 ------------ ------------
       Total Property                                              4,291,941    4,148,484
                                                                 ------------ ------------
108    Less accumulated provision for depreciation and
       amortization of company property (Schedule III)             3,012,857    2,569,422
                                                                 ------------ ------------
       Net Company Property                                        1,279,084    1,579,062
                                                                 ------------ ------------
       INVESTMENTS
123    Investments in associate companies (Schedule IV)                    0            0
124    Other Investments (Schedule IV)                                     0            0
                                                                 ------------ ------------
       Total Investments                                                   0            0
                                                                 ------------ ------------
       CURRENT AND ACCRUED ASSETS
131    Cash                                                          423,493      509,552
134    Special deposits
135    Working funds                                                   1,800        1,800
136    Temporary cash investments (Schedule IV)
141    Notes receivable
143    Accounts receivable (Schedule V)                            2,867,670    3,189,831
144    Accumulated provision of uncollectible accounts
145    Notes receivable from associate companies
146    Accounts receivable for associate companies (Schedule V)      796,281      617,924
152    Fuel stock expenses undistributed
154    Materials and supplies                                              0       25,888
163    Stores expense undistributed
165    Prepayments                                                   144,498      124,486
174    Miscellaneous current and accrued assets
                                                                 ------------ ------------
       Total Current and Accrued Assets                            4,233,742    4,469,481
                                                                 ------------ ------------
       DEFERRED DEBITS
181    Unamortized debt expense
184    Clearing Accounts
186    Miscellaneous deferred debits (Schedule IX)                 1,923,274    2,174,417
188    Research, development, or demonstration expenditures                0            0
190    Accumulated deferred income taxes                              79,703       79,703
                                                                 ------------ ------------
       Total Deferred Debits                                       2,002,977    2,254,120
                                                                 ------------ ------------
       TOTAL ASSETS AND OTHER DEBITS                            $  7,515,803 $  8,302,663
                                                                 ============ ============







ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES

SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31, 1998 and 1997

------------------------------------------------------------- ------------ ------------
ACCOUNT      LIABILITIES AND PROPRIETARY CAPITAL              AS OF DECEMBER 31
------------------------------------------------------------- ------------ ------------
                                                                  1998         1997
       PROPRIETARY CAPITAL
201    Common stock issued (Schedule XI)                     $        100 $        100
211    Miscellaneous paid-in capital (Schedule XI)              3,998,565    3,999,180
215    Appropriated Retained Earnings (Schedule XI)                     0            0
216    Unappropriated Retained Earnings (Schedule XI)            (562,215)     112,557
                                                              ------------ ------------
       Total Proprietary Capital                                3,436,450    4,111,837
                                                              ------------ ------------
       LONG-TERM DEBT
223    Advances from associate companies (Schedule XII)                 0            0
224    Other long-term debt (Schedule XII)                        525,000      250,000
225    Unamortized premium on long-term debt                            0            0
226    Unamortized discount on long-term debt                           0            0
                                                              ------------ ------------
       Total Long Term Debt                                       525,000      250,000
                                                              ------------ ------------
       CURRENT AND ACCRUED LIABILITIES
231    Notes Payable
232    Accounts Payable                                         1,520,936    1,996,286
233    Notes payable to associate co's (Schedule XIII)          1,000,000      600,000
234    Accounts payable to associate co's (Schedule XIII)          55,704       27,188
236    Taxes accrued                                              220,528      381,522
237    Interest Accrued
238    Dividends declared
241    Tax collections payable (Schedule XIII)                     18,124        9,227
242    Misc. current and accrued liabilities (Schedule XIII)      570,132      538,669
                                                              ------------ ------------
       Total Current and Accrued Liabilities                    3,385,424    3,552,892
                                                              ------------ ------------
       DEFERRED CREDITS
253    Other deferred credits
255    Accumulated deferred investment tax credits
                                                              ------------ ------------
       Total Deferred Credits                                           0            0
                                                              ------------ ------------
283    Accumulated Deferred Income Taxes                          168,929      387,934
                                                              ------------ ------------
       TOTAL LIABILITIES AND PROPRIETARY CAPITAL             $  7,515,803 $  8,302,663
                                                              ============ ============







ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES

For the Year Ended December 31, 1998

SCHEDULE II - COMPANY PROPERTY


                                       BALANCE AT                              BALANCE AT
                                        BEGINNING                    OTHER 1/     CLOSE
      DESCRIPTION                        OF YEAR  ADDITIONS  SALES    CHANGES    OF YEAR
------------------------------------------------------------------------------------------
COMPANY PROPERTY

Account
------

301   ORGANIZATION                         15,163         0               (580)    14,583

303   MISCELLANEOUS INTANGIBLE PLANT            0                                       0

304   LAND AND LAND RIGHTS                      0                                       0

305   STRUCTURES AND IMPROVEMENTS               0                                       0

306   LEASEHOLD IMPROVEMENTS               14,398         0             (3,031)    11,367

307   EQUIPMENT 2/                              0                                       0

308   OFFICE FURNITURE & EQUIPMENT      1,247,942   126,583      0              1,374,525

309   AUTOMOBILES, OTHER VEHICLES          36,613    20,485      0                 57,098
      AND RELATED GARAGE EQUIPMENT

310   AIRCRAFT AND AIRPORT EQUIPMENT            0                                       0

311   OTHER COMPANY PROPERTY 3/         2,834,368                               2,834,368
                                       ---------------------------- ----------------------
                              SUBTOTAL  4,148,484   147,068      0      (3,611) 4,291,941
                                       ---------------------------- ----------------------
107   CONSTRUCTION WORK IN                                                              0
      PROGRESS 4/
                                       ---------------------------- ----------------------
                              TOTAL     4,148,484   147,068      0      (3,611) 4,291,941
                                       ============================ ======================






1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
      Not applicable

2/ SUB-ACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED.  THE COMPANY
   SHALL PROVIDE A LISTING BY SUB-ACCOUNT OF EQUIPMENT ADDITIONS DURING THE
   YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR.

      Not applicable

3/ DESCRIBE OTHER COMPANY PROPERTY:

      ENCORE Inservice Property consists of energy efficient fixtures and metering equipment installed in end-user facilities under a program sponsored by a New England utility company. HEC Inc. is paid based on the savings generated by the fixtures over a specified period of time.
      The equipment remains the property of HEC Inc. until the end of the contract and is amortized over the life of the contract.

4/ DESCRIBE CONSTRUCTION WORK IN PROGRESS

      None








ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES

For the Twelve Months Ended December 31, 1998

SCHEDULE III

ACCUMULATED PROVISION FOR DEPRECIATION AND
AMORTIZATION OF COMPANY PROPERTY


                                     BALANCE AT   ADDITIONS            OTHER 1/        BALANCE
                                     BEGINNING    CHARGED TO           CHANGES         AT CLOSE
      DESCRIPTION                     OF YEAR    ACCT 403/404  SALES   ADD/(DEDUCT)     OF YEAR
------------------------------------------------------------------------------------------------
COMPANY PROPERTY

Account
------

301   ORGANIZATION                       9,550          2,977                 (425)      12,102

303   MISCELLANEOUS INTANGIBLE PLANT         0                                                0

304   LAND AND LAND RIGHTS                   0                                                0

305   STRUCTURES AND IMPROVEMENTS            0                                                0

306   LEASEHOLD IMPROVEMENTS             7,369          1,500                             8,869

307   EQUIPMENT                              0                                                0

308   OFFICE FURNITURE & EQUIPMENT     841,779        149,690      0                    991,469

309   AUTOMOBILES, OTHER VEHICLES       18,786          7,021      0                     25,807
      AND RELATED GARAGE EQUIPMENT

310   AIRCRAFT AND AIRPORT EQUIPMENT         0                                                0

311   OTHER COMPANY PROPERTY 2/      1,691,938        282,672                         1,974,610
                                    ------------------------------------------------------------
      TOTAL                          2,569,422        443,860      0          (425)   3,012,857
                                    ============================================================

1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
               Not applicable










ANNUAL REPORT OF HEC INC.
AND SUBSIDIAIRES

For the Twelve Months Ended December 31, 1998

SCHEDULE V - ACCOUNTS RECEIVABLE AND
ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES


INSTRUCTIONS:  Complete the following schedule listing accounts receivable and accounts receivable from each associate company. Where the service company has provided accomodation or convenience payments for associate companies, a separate listing of total payments for each associate company by sub-account should be provided.

                                                       BALANCE AT      BALANCE AT
                                                       BEGINNING         CLOSE
DESCRIPTION                                             OF YEAR         OF YEAR
--------------------------------------------------   -------------    ------------
Account


143   Accounts Receivable from clients                $3,189,831      $2,867,670
                                                       ----------      ----------
TOTAL                                                 $3,189,831      $2,867,670
                                                       ==========      ==========

146   Accounts Receivable from Associate Companies
        Northeast Utilities Service Company           $   14,046      $        0
        The Connecticut Light & Power Company            113,412         723,496
        Western Massachusetts Electric Company           490,466          72,785
        Public Service Company of New Hampshire                0               0
                                                       ----------      ----------
TOTAL                                                 $  617,924      $  796,281
                                                       ==========      ==========








ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES

For the Twelve Months Ended December 31, 1998

SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS



INSTRUCTIONS:   Provide detail of items in this account.  Items less than
                $10,000 may be grouped, showing the number of items in each group.


                                                       BALANCE AT      BALANCE AT
                                                       BEGINNING         CLOSE
DESCRIPTION                                             OF YEAR         OF YEAR
----------------------------------------------------   ------------    ----------
Account
-------

186    Miscellaneous Deferred Debits
         Accrued Receivable for energy systems &
         design contracts, net                         $2,161,917      $1,913,274
         West Virginia Legal Receivable                    12,500          10,000
                                                        ----------      ----------
TOTAL                                                  $2,174,417      $1,923,274
                                                        ==========      ==========








ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES

For the Twelve Months Ended December 31, 1998

SCHEDULE XI - PROPRIETARY CAPITAL


                                          NUMBER OF PAR OR STATED OUTSTANDING          CLOSE OF
                                           SHARES       VALUE       NUMBER OF           PERIOD
 ACCT. CLASS OF STOCK                    AUTHORIZED   PER SHARE      SHARES          TOTAL AMOUNT
--------------------------------------------------------------------------------------------------
  201  COMMON STOCK                          100              1           100                 100
--------------------------------------------------------------------------------------------------

INSTRUCTIONS:   Classify amounts in each account with brief explanations, disclosing the general nature of transactions which give rise to the
                reported amounts.

       DESCRIPTION                                                                       AMOUNT
--------------------------------------------------------------------------------------------------
  211  Miscellaneous paid-in-capital                                                    4,000,000

211.84 Currency Translation Adjustment                                                     (1,435)

  215  Appropriated Retained Earnings                                                    None
                                                                                     -------------
       TOTAL                                                                            3,998,565
                                                                                     =============

INSTRUCTIONS:   Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining for servicing nonassociates per the General
                Instructions of the Uniforn Systems of Accounts.  For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                                         BALANCE AT   NET INCOME                        BALANCE AT
                                          BEGINNING       OR         DIVIDENDS            CLOSE
       DESCRIPTION                         OF YEAR      (LOSS)         PAID              OF YEAR
--------------------------------------------------------------------------------------------------
  216  Unappropriated Retained Earnings     112,557    (674,772)            0            (562,215)
                                         ---------------------------------------------------------
       TOTAL                                112,557    (674,772)            0            (562,215)
                                         =========================================================









ANNUAL REPORT OF HEC INC. AND SUBSIDIARIES

For the Year Ended December 31, 1998

  SCHEDULE XII

 LONG-TERM DEBT

INSTRUCTIONS:        Advances from associate companies should be reported separately for advances in notes, and advances on open account.  Names of associate companies from which advances were received shall be shown under the class and series of obligation column.  for Account 224 - - Other long-term debt provide the name of creditor company or organization, terms of obligation, date of maturity, interest rate, and the amount authorized and outstanding.

----------------------  ----------------   -----------  ---------  ----------  ---------   ----------  ----------  ---------
                                                                                BALANCE
                         TERMS OF OBLIG.       DATE                               AT                                BALANCE
                         CLASS & SERIES         OF       INTEREST    AMOUNT    BEGINNING               DEDUCTIONS   AT CLOSE
NAME OF CREDITOR          OF OBLIGATION      MATURITY      RATE    AUTHORIZED   OF YEAR    ADDITIONS      (1)       OF YEAR
----------------------  ----------------   -----------  ---------  ----------  ---------   ----------  ----------  ---------


ACCOUNT 223 -                                                      $           $           $           $           $
     ADVANCES FROM
     ASSOCIATE
     COMPANIES:

ACCOUNT 224 -
     OTHER
     LONG-TERM DEBT:

Arizona Public Service  1996 Secured Notes  12/31/2000   6.85%       250,000     250,000           0            0    250,000
Arizona Public Service  1997 Secured Notes  12/31/2000   6.85%       275,000           0     275,000            0    275,000
                                                                   ---------   ---------   ---------   ----------  ---------
                                                                   $ 525,000   $ 250,000   $ 275,000   $        0  $ 525,000
                                                                   =========   =========   =========   ==========  =========

(1)  GIVE AN EXPLANATION OF DEDUCTIONS:










ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES

For the Twelve Months Ended December 31, 1998

SCHEDULE XIII - CURRENT ACCRUED LIABILITIES


INSTRUCTIONS:   Provide balance of notes and accounts payable to each
                associate company.  Give descriptions and amount of
                miscellaneous current and accrued liabilities.  Items
                less than $10,000 may be grouped, showing the number
                of items in each group.

                                               BALANCE AT        BALANCE AT
                                               BEGINNING           CLOSE
DESCRIPTION                                     OF YEAR           OF YEAR
---------------------------------------------  -------------     ----------
Account
-------

233     NOTES PAYABLE TO ASSOCIATE COS.        $   600,000        $1,000,000
                                                ----------        ----------
TOTAL                                          $   600,000        $1,000,000
                                                ==========        ==========


234     ACCOUNTS PAYABLE TO ASSOCIATE COS.
        Northeast Utilities Service Company    $    27,188        $   55,704
                                                ----------        ----------
TOTAL                                          $    27,188        $   55,704
                                                ==========        ==========


241     TAX COLLECTIONS PAYABLE                $     9,227        $   18,124
                                                ----------        ----------
TOTAL                                          $     9,227        $   18,124
                                                ==========        ==========

242     MISCELLANEOUS CURRENT AND
        ACCRUED VENDOR LIABILITIES
        Accrued Audit Fee                      $    43,119        $   32,687
        Accrued Commissions                              0                 0
        Accrued Incentive Expense                  172,726           119,069
        Accrued Accounts Payable                         0            26,288
        Accrued Lighting Maintenance                32,832            37,596
        Reserve for energy savings guarantee       104,000           104,000
        Deferred Compensation                      149,105           211,109
        Accrued West Virginia Legal Credit          12,500            10,000
        Subcontractors Advances                          0                 0
        Miscellaneous (6 Items)                     24,387            29,383
                                                ----------        ----------
TOTAL                                          $   538,669        $  570,132
                                                ==========        ==========






ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES

For the Twelve Months Ended December 31, 1998

SCHEDULE XIV

NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:     The space below is provided for important notes regarding
                  the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

(1) Summary of Significant Accounting Policies

      (a) General
      HEC Inc. (the "Company"), a wholly-owned subsidiary of Northeast Utilities ("NU"), provides design and energy services for engineering and installation of energy efficient equipment. The consolidated statements of the Company include the accounts of Southwest HEC Energy Services L.L.C., owned 99% by HEC and two wholly-owned subsidiaries, HEC Energy Consulting Canada Inc. and HEC International Corporation. Significant intercompany transactions have been eliminated in consolidation.

      (b) Revenue Recognition
      Revenues include amounts earned under contracts for the design and installation of energy systems and the realization of energy savings. Certain revenues are recognized by the percentage-of-completion method as work progresses for contracts in process. Other revenues are recognized as savings are realized by customers. Losses on contracts are fully recognized in the period they become estimable.

      (c) Depreciation
      Depreciation and amortization are provided using straight-line methods over the estimated useful lives of the assets.

(2) Short-Term Debt
      The Company is a participant in the Northeast Utilities system Money
      Pool (Pool). As a limited participant, HEC is limited to borrowing funds provided by NU parent. The Pool provides a more efficient use of the cash resources of the system, and reduces outside short-term borrowings. Northeast Utilities Service Company (a wholly-owned subsidiary of NU) administers the Pool as agent for the member companies. Borrowing based on loans from NU parent bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. At December 31, 1998 and 1997, HEC had approximately $1,000,000 and $600,000 in borrowings at 4.8 and 5.5 percent respectively, from the Pool.

(3) Long-Term Debt
      Southwest HEC entered into a variable debt agreement with Arizona Public Service ("APS") on December 7, 1995. The note requires an initial loan of $100,000 with additional advances to Southwest HEC of $50,000 quarterly, beginning April 1, 1996, until a maximum balance of $250,000 was reached. The interest rate is set annually based on the long-term interest rate APS reports on its FERC Form 1. The 1998 interest for the notes was 6.85%. During 1998, APS made additional advances amounting to $275,000 to help fund the expansion of the federal government program. The interest rate on the advances made in 1998 is the one year US Treasury Note rate, which
      was 6.85%.   The total principal is due on December 31, 2000, unless the notes are converted to a 50% ownership in Southwest HEC.

(4) Defined Contribution Plan
      The Company participates in NU's 401(k) plan which covers substantially all employees. Eligible employees may contribute up to 16% of their compensation to the plan, and the Company will contribute up to 3% of each employee's compensation. Employees become vested in contributions by specified percentages over a five year period.

(5) Leases
      The Company has certain operating leases for offices and equipment expiring at various dates through 2001. During 1998 and 1997, HEC charged approximately $398,000 and $346,000, respectively, in operating lease rental payments to operating expense. Future minimum rentals payable for operating leases are as follows:

                     1999               304,480
                     2000                73,302
                     2001                18,185
                     Total             $395,967








                             ANNUAL REPORT OF HEC INC
                                 AND SUBSIDIARIES

               For the Twelve Months Ended December 31, 1998 and 1997


                        SCHEDULE XV - STATEMENT OF INCOME


                                                         YEAR ENDED   YEAR ENDED
                                                         DECEMBER 31  DECEMBER 31
ACCOUNT  DESCRIPTION                                        1998         1997
-------- ---------------------------------------------  ------------  -----------
         INCOME
457      Services rendered to Associate Companies        $ 2,515,694  $ 2,969,691
458      Services rendered to Nonassociate Companies      20,192,403   34,822,403
421      Miscellaneous Income/(Loss)                         152,095      149,192
                                                         -----------  -----------
            TOTAL INCOME                                  22,860,192   37,941,286
                                                         ===========  ===========
         EXPENSE
904      Reserve for Uncollectible Accounts                   10,000       13,000
920      Salaries and Wages                                4,350,734    3,815,597
921      Office Supplies and Expense                       4,827,617    3,697,628
922      Administrative Expense transferred-credit                 0            0
923      Outside Services Employed                        12,632,911   28,196,373
924      Property Insurance                                   33,098       28,247
925      Injuries and Damages                                126,270      117,832
926      Employee Pensions and Benefits                      402,923      290,377
928      Regulatory Commission Expense
930.1    General Advertising Expense                           2,940        6,177
930.2    Miscellaneous General Expense                        88,502       79,335
931      Rents                                               397,899      345,845
935      Maintenance of Structures and Equipment              36,210       39,825
403      Depreciation and Amortization Expense               440,883      437,576
404      Amortization - Organization Costs                     2,977        3,110
408      Taxes other than Income Taxes                       355,851      327,317
409      Income Taxes                                         28,722      188,865
410      Provision for Deferred Income Taxes                       0       10,973
411      Provision for Deferred Income Taxes-Credit         (310,120)           0
411.5    Investment Tax Credit                                     0            0
426.1    Donations                                                 0            0
426.5    Other Deductions                                          0            0
427      Interest on Long-term Debt                                0            0
428      Amortize Debt Expenses                                    0            0
430      Interest on Debt to Associate Companies              74,971       17,105
431      Other Interest Expense                               32,576       17,820
                                                         -----------  -----------
            TOTAL EXPENSE                                 23,534,964   37,633,002
                                                         -----------  -----------
         NET INCOME/(LOSS)                               $  (674,772) $   308,284
                                                         ===========  ===========







ANNUAL REPORT OF HEC INC
AND SUBSIDIARIES

For the Twelve Months Ended December 31, 1998

ANALYSIS OF BILLING
NONASSOCIATE COMPANIES
  ACCOUNT 458


                                           EXCESS
                                             OR        TOTAL
                                         DEFICIENCY    AMOUNT
DESCRIPTION                TOTAL COST      458-4       BILLED
--------------- ----------------------  ------------ -----------
ENERGY MANAGEMENT SERVICES                           $15,369,126
DEMAND SIDE MANAGEMENT SERVICES                          184,941
CONSULTING SERVICES                                    4,638,336
                                                      -----------
                         TOTAL                       $20,192,403
                                                      ===========


INSTRUCTIONS:   Provide a brief description of the services
                rendered to each nonassociate company.

Energy Management Services:
Engineering and installation of energy conservation measures.

Demand Side Management Services:
Engineering and consulting services in the design, implementation, and evaluation of demand side management programs.

Consulting Services:
Other engineering and design services.











ANNUAL REPORT OF HEC INC
 AND SUBSIDIARIES

For the Twelve Months Ended December 31, 1998

DEPARTMENTAL ANALYSIS OF SALARIES
   ACCOUNT 920


NAME OF DEPARTEMENT OR                      SALARY         NUMBER OF
SERVICE FUNCTION                            EXPENSE        PERSONNEL
----------------------------------------   ----------     -----------
ADMINISTRATION                             $  841,730           11

ENGINEERING                                 2,489,407           49

MARKETING                                   1,019,597           12
                                           ----------     -----------
TOTAL                                      $4,350,734           72
                                           ==========     ===========









ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES
For Twelve Months Ended December 31, 1998
OUTSIDE SERVICES EMPLOYED
ACCOUNT 923

      From Whom           "A"-Associate                 Description
      Purchased          "NA"-Nonassociate    Amount    of Services
-----------------------  -----------------  ---------- -------------------
SUBCONTRACTOR SERVICES
Bel Aire Mechanical            NA             204,539   Mechancial Contractor
CDE Air Conditioning           NA             144,532   Electrical Contractor
B&G                            NA             638,791   Electrical/Lighting Contractor
Candela Systems                NA             191,330   Electrical Contractor
Clance & Associates            NA             152,224   EMS Contractor
CVM Electric                   NA             353,285   Electrical Contractor
Delphi Mechancial              NA             133,149   Mechanical Contractor
CRK Contracting                NA             644,377   Mechanical Contractor
HHS Mechanical                 NA             211,036   Mechanical Contractor
Honeywell Incorporated         NA             221,405   EMS Contractor
Johnson Controls               NA           1,578,030   EMS Contractor
Landis &Staefa, Inc            NA             402,808   EMS Contractor
Longo Industries               NA             633,628   Mechanical Construction
Morales Electric               NA             483,152   Electrical Contractor
Mytech Corporation             NA             623,140   EMS Contractor
Pel Mar Products               NA             235,976   Lighting Installations
Rolands                        NA             856,359   Electrical Contractor
Temperature System             NA             294,536   Supply and Install Motors
T.M Bier and Associates        NA             211,162   Mechanical Contractor
Unenco Services                NA             219,323   Lighting Installations
Volland Electric               NA             135,532   Lighting Installations
Windsor Electric               NA             233,790   Lighting Retrofit Installations
York International             NA             180,950   Mechanical Contractor
Thirty five Vendors            NA             337,489
                                           -----------
TOTAL SUBCONTRACTORS                      $ 9,320,543
                                           -----------





SUBCONTRACTOR SUPPLIERS

Connecticut Trane Co           NA             190,576   Chiller Supplier
Graybar Electric               NA             138,125   Electrical Supplier
Kelly & Hayes                  NA           1,040,187   Electrical/Lighting Supplier
Sensorswitch                   NA             466,746   Lighting Supplier

TOTAL SUBCONTRACTOR SUPPLIERS             $ 1,835,634

CONSULTING SERVICES
EEM                            NA           1,134,580   Engineering/Construction Mgment
Thirty four Vendors            NA             179,100
                                           -----------
TOTAL CONSULTING SERVICES                 $ 1,313,680
                                           -----------
LEGAL SERVICES
Three Vendors                  NA         $     5,090
                                           -----------
AUDITING SERVICES
Arthur Andersen                NA         $    36,669
                                           -----------
MARKETING AGENTS & CONSULTANTS
Six Vendors                    NA         $    73,322
                                           -----------
OTHER PROFESSIONAL SERVICES
Four Vendors                   NA         $    47,973
                                           -----------
TOTAL                                     $12,632,911
                                           ===========










ANNUAL REPORT OF HEC INC
AND SUBSIDIARIES

For the Twelve Months Ended December 31, 1998

MISCELLANEOUS GENERAL EXPENSE
ACCOUNT 930.2



INSTRUCTIONS: Provide a listing of the amount included in Account 930,
              "Miscellaneous General Expense," classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C Section
              441(b)(2) shall be separately classified.


DESCRIPTION                                                      AMOUNT
-----------------------------------------------------------  ------------
Utilities                                                    $   14,307
Miscellaneous                                                    38,371
Recruiting                                                       35,824
                                                             ------------
TOTAL                                                        $   88,502
                                                             ============









ANNUAL REPORT OF HEC INC
 AND SUBSIDIARIES

For the Twelve Months Ended December 31, 1998

      RENTS
   ACCOUNT 931



INSTRUCTIONS:     Provide a listing of the amount included in Account 931
                  "Rents," classifying such expenses by major groupings of
                  property, as defined in the account definition of the
                  Uniform System of Accounts.


DESCRIPTION                                                AMOUNT
-----------------------------------------------------  --------------
Office Space                                           $    355,303
Equipment Rental                                             42,596
                                                       --------------
TOTAL                                                  $    397,899
                                                       ==============










ANNUAL REPORT OF HEC INC
 AND SUBSIDIARIES

For the Twelve Months Ended December 31, 1998

TAXES OTHER THAN INCOME TAXES
   ACCOUNT 408



INSTRUCTIONS:     Provide an analysis of Account 408, "Taxes Other than Income
                  Taxes.  Separate the analysis into two groups: (1) other than
                  U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts
                  thereof.  Provide a subtotal for each class of tax.


KIND OF TAX                                                     AMOUNT
                                                              ----------
1)  Other than U.S. Government taxes
    City & County Taxes                                       $    8,412
    State Franchise Taxes                                         16,829
    State Unemployment Taxes                                      27,841
                                                              ----------
                  Subtotal                                    $   53,082
                                                              ----------


2)  U.S. Government taxes
    Employer's FICA Tax                                       $  297,358
    Federal Unemployment Taxes                                     5,411
                                                              ----------
                  Subtotal                                    $  302,769
                                                              ----------

                                          TOTAL               $  355,851
                                                              ==========








                      ANNUAL REPORT OF HEC INC AND SUBSIDIARIES

                        For the Year Ended December 31, 1998

                                  SCHEDULE XVIII

                           NOTES TO STATEMENTS OF INCOME

INSTRUCTIONS:  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.





See Notes to Financial Statements on pages 13 through 14.









                 ANNUAL REPORT OF HEC INC. AND SUBSIDIARIES
                ORGANIZATION CHART (AS OF DECEMBER 31, 1998)


President - Thomas W. Philbin, Ph.D.

    - Vice President - Operations  -  James B. Redden, P.E.

    - Vice President - Customer Service  -  H. Donald Burbank, P.E.

    - Vice President -  David S. Dayton

    - Vice President - Finance, Treasurer, and Clerk -  Linda A. Jensen










         ANNUAL REPORT OF HEC INC. AND SUBSIDIARIES

                      SIGNATURE CLAUSE





Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and in accordance with release numbers 22719, and order numbers File No. 70-7698, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.








                                   HEC INC. AND SUBSIDIARIES
                                   -----------------------------
                                   (Name of Reporting Company)




                               By: /s/ Linda Jensen
                                   -----------------------------
                                   (Signature of Signing Officer)




                                   Linda Jensen, Vice President-
                                    Finance, Treasurer and Clerk
                                   -----------------------------
                                   (Printed Name and Title of
                                     Signing Officer)


                                   Date: April 23, 1999
                                   -----------------------------